EXHIBIT 12.1

BROWN-FORMAN CORPORATION

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	Year Ended April 30
	2011		2012		2013		2014		2015
Earnings available for fixed charges	$867.7		$795.5		$907.4		$981.8		$1,037.0

Fixed Charges:
Interest incurred	$31.6		$28.6		$36.1		$28.6		$29.2
Portion of rent expense deemed to represent interest factor	7.3		7.3		7.3		7.8		7.7

Fixed charges	$38.9		$35.9		$43.4		$36.4		$36.9

Ratio of earnings to fixed charges	22.3	x	22.1	x	20.9	x	26.9	x	28.1	x